Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:                      Name and Address of Company

Minera Andes Inc.

99 George Street, 3rd Floor

Toronto, Ontario

M5A 2N4   Canada

Item 2:                      Date of Material Change

The material change giving rise to the filing of this report occurred on March 17, 2011.

Item 3:                      News Release

A news release relating to the subject matter herein was disseminated by Marketwire, Toronto, Ontario, on March 17, 2011.

Item 4:                      Summary of Material Change

On March 17, 2011, Minera Andes Inc. (“Minera Andes” or the “Corporation”) announced that it intends to complete a spin-out of its Los Azules Copper Project into a new publicly traded company.

Item 5:                      Full Description of Material Change

On March 17, 2011, Minera Andes announced that it intends to complete a spin-out of its Los Azules Copper Project into a new publicly traded company.

The Los Azules Copper Project is a 100% owned advanced-stage porphyry copper exploration project located in the cordilleran region of San Juan Province, Argentina, near the border with Chile.  It is one of the world’s largest undeveloped copper deposits with an indicated mineral resource of 137 million tonnes grading 0.73% copper, equivalent to 2.2 billion pounds of copper, and an inferred mineral resource of 900 million tonnes grading 0.52% copper, equivalent to 10.3 billion pounds of copper.  Exploration and infill drilling continues with five drills currently operating at the Los Azules Copper Project.

The spin-out transaction will be affected under a statutory plan of arrangement in the Province of Alberta (the “Arrangement”).  Under the proposed terms of the Arrangement, the shareholders of Minera Andes will retain their common shares in Minera Andes and will be entitled to receive one common share of the new company for every share of Minera Andes held on the record date for the new Arrangement.

The completion of the Arrangement will be subject, among other things, to Toronto Stock Exchange, Court and shareholder approval; as well, a favourable tax ruling from the Canada Revenue Agency.

Additional prospective copper exploration assets currently owned by Minera Andes will be included with the Los Azules Copper Project in the Arrangement.

Further details regarding the Arrangement will be set out in an Information Circular that will be sent to shareholders in advance of the extraordinary shareholders meeting, anticipated to be held in late June 2011 to seek approval for the Arrangement and related matters.

Item 5.2:                   Disclosure for Restructuring Transactions

Not applicable.

Item 6:                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                      Omitted Information

Information was omitted on the basis that it is confidential information.

Item 8:                      Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report, and who can be contacted is Nils Engelstad, Vice President, Corporate Affairs of the Corporation.  He can be reached at 647-258-0395.

Item 9:                      Date of Report

March 21, 2011